Filed by Independence Community Bank Corp.
Pursuant to Rule 425 Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Staten Island Bancorp, Inc.
Commission File No.: 1-13503

     Statements contained in this transcript which are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors.

     Words such as “expect”, “feel”, “believe”, “will”, “may”, “anticipate”, “plan”, “estimate”, “intend”, “should”, and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of ICBC and SIB, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of ICBC and SIB may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of either ICBC or SIB may fail to approve the merger; (6) competitive factors which could affect net interest income and non-interest income, general economic conditions which could affect the volume of loan originations, deposit flows and real estate values; (7) the levels of non-interest income and the amount of loan losses as well as other factors discussed in the document filed by ICBC and SIB with the Securities and Exchange Commission from time to time. Neither ICBC nor SIB undertakes any obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

     This filing may be deemed to be solicitation material in respect of the proposed merger of ICBC and SIB. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. STOCKHOLDERS OF ICBC AND STOCKHOLDERS OF SIB ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT

THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to stockholders of ICBC and stockholders of SIB. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Independence Community Bank Corp., 195 Montague Street, Brooklyn, New York 11201, Attention: Investor Relations, or from Staten Island Bancorp, Inc., 1535 Richmond Avenue, Staten Island, New York 10314, Attention: Investor Relations.

     ICBC, SIB and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding ICBC’s directors and executive officers is available in ICBC’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on April 25, 2003, and information regarding SIB’s directors and executive officers is available in SIB’s proxy statement for its 2003 annual meeting of stockholders, which was filed on April 7, 2003. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

###

     The following is a transcript of the conference call and webcast hosted by Independence Community Bank Corp. and Staten Island Bancorp, Inc. on November 25, 2003:

[INSERT TRANSCRIPT]

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Event Transcript

ICBC — Independence Community Bank and Staten Island Bank Corp.

Merge Conference Call

Event Date/Time: Nov. 25. 2003 / 10:00AM ET

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FINAL TRANSCRIPT

ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

CORPORATE PARTICIPANTS

Alan Fishman
Independence Community Bank Corp. -
President, Chief Executive Officer, Director

Harry Doroughty (ph)
Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

Jim Coyle (ph)
Staten Island Bancorp. Inc. — President, Chief Operating Officer

Frank Baier
Independence Community Bank Corp. -
Chief Financial Officer, Executive Vice President

CONFERENCE CALL PARTICIPANTS

Ira Shoshet (ph)
CTL — Analyst

Unidentified

Jed Gore (ph)
Senova Capital — Analyst

Scott Kim (ph)
CIS — Analyst

Mark Fitzgibbon
Sandler O’Neil — Analyst

Chris Buonafede
Fox-Pitt, Kelton, Inc. — Analyst

Greg Redford (ph)
Casey Financial — Analyst

Amanda Jones (ph)
Lehman Brothers — Analyst

Kevin Timmons
CL King & Associates — Analyst

Ed Guinnes (ph)
INAUDIBLE — Analyst

Larry Asner (ph)
UBS — Analyst

Scott Valentin
Friedman, Billings, Ramsey & Co., Inc. — Analyst

James Ackor
RBC Capital Markets — Analyst

Michael Clapman (ph)
Meridian — Analyst

FT Teller (ph)
Quattro Global Capital — Analyst

Matthew Kelley
Moors & Cabot, Inc. — Analyst

Mark Gordon (ph)
Glasier Capital — Analyst

Rod Davis (ph)
Puget Sound Asset Management — Analyst

Michael Emerald (ph)
Longfellow Investments — Analyst

Steve Diane (ph)
VR Asset Management — Analyst

Craig Unstated (ph)
Shorewater — Analyst

Albert Savastano
Midwest Research — Analyst

Sal DiMartino
Bear Stearns & Co., Inc. — Analyst

Joan Park (ph)
Analytics — Analyst

Jason Dahl (ph)
Atos Capital — Analyst

Steve Nog (ph)
Shorewater — Analyst

PRESENTATION

Operator

Good morning, and welcome ladies and gentlemen to the Independence Community Bank conference call.

At this time I would like to inform you that this conference is being recorded and that all participants are in a listen only mode.

At the request of the company we will open the conference up for questions and answers after the presentation.

Statements presented in this conference call which are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those anticipated due to a number of factors.

Factors which could result in material variations include, but not limited to, changes in interest rates which could affect net

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ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

interest margins and net interest income; competitive factors which could affect net interest income and noninterest income; general economic conditions which could affect the volume of loan originations, deposit flows, real estate values, the levels of noninterest income and the amount of loan amounts, as well as other factors discussed in the documents filed by the company with the company by the Securities and Exchange Commission from time to time. The company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

I will now turn the conference over to Mr. Alan H. Fishman, President and Chief Executive Officer of Independence Community Bank. Please go ahead, sir.

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

Good morning, everyone, and thanks for joining us. As the introducer said, I am Alan Fishman, President of Independence Community and I am joined by Harry Doroughty, Chairman and Chief Executive Officer of Staten Island Bancorp. Also joining me on the call this morning are Jim Coyle, President and Chief Operating Officer of Staten Island Bancorp, and Frank Baier, the Chief Financial Officer of Independence.

As always, I would want to thank you for your interest in Independence. We welcome you to the call, those who have followed Staten Island Bancorp over many years.

Over the last couple of years here at Independence, we explained our business model. It’s a business model that yields relatively stable and superior net interest margins, it yields improving and high fee income, mid-range efficiency ratios and a very strong balance sheet.

We believe that the strategic merger that we have announced this morning with Staten Island Bancorp directly benefits each element of our business model. I can’t wait to walk you through the transaction and explain, along with Frank, the numbers and the rationale.

But before I get into the specifics let me turn the call over to Harry and to Jim for their perspective on this very important transaction. Harry?

Harry Doroughty - Staten Island Bancorp. Inc. - Chairman, Chief Executive Officer

Thank you very much, Alan.

This is, as Alan described, a very important day in the history of our two institutions. I am very proud to have been able to achieve this combination which holds much potential for the shareholders of both institutions as well as the long term prospects for customers, for employees and for the communities we serve. Both of our institutions have grown up along similar paths, serving the borroughs of New York City and recently areas of New Jersey.

Each of us knows our customers, and I have discussed the importance of keeping community commitments and growing those commitments where possible. This is a transaction, while it is good for our shareholders, it is one forged, as my family would say, in the neighborhood and amongst friends.

We expect that the process that Alan and I have begun to bring together our two institutions and make the sum more than its parts. This will be carried through to all levels of our organization. We have pledged to make sure that this is an efficient process and the most important question we will ask ourselves as we go through the process is, “What is best for our customer? What will provide the opportunity?” well, I can’t get this one right, and “What will provide the most opportunity that each of us know is the importance of superior customer service?”

This is a major step for each of us, and Alan and I have worked hard together to ensure that this transition will be seamless and will keep the needs of the customers for a smooth transition for most in the minds of all of us.

Because we have very little overlap, our customers will continue to see the same faces that have always served them and yet they will now have access to even greater number of products and services. Given that our two institutions grew up on parallel tracks, in many ways we share the game goals and aspirations for our customers and our communities.

Alan, for our employees—I think, I got two-pages mixed up. We look forward to coming—we look forward to the coming days with great anticipation and with a great deal of enthusiasm as we merge these two banks. Thank you.

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ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

Jim, you want to make some comments?

Jim Coyle - Staten Island Bancorp. Inc. - President, Chief Operating Officer

Yes, I simply want to reinforce the points made by Alan and Harry. We look forward to working together on the integration of the two banks and I look forward personally to working on effecting the merger smoothly and effectively. Over the past several weeks I have met with the different executives of Independence and we are very confident that we can move immediately to bring these two organizations together.

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

Thanks, Jim. Thanks, Harry.

Just very quickly, let me refer to the fact that the two banks have on their websites, the presentation that we will be going through and those of you that have access to a screen can pull it up right now. We will run through this in good order.

Before I get started, I would refer you also to the press release, and the comments that I made, I think, really reflect the core reasons that we have entered into this transaction. It’s our sence that as the industry continues to consolidate, the value propositions to our clients, those banks with exceptional people and those banks that have the capital and the balance sheet strength were going to emerge as the winning organizations.

You know, we can see for Independence, we have made tremendous financial and human and capital investments that have created a terrific business proposition. We think that these firms, together, will serve more clients with additional products, our business model, I think, has strengthened, importantly, by deeper penetration in these markets, and we think that the two companies together will broaden a pool of really terrific bankers. So we are very, very excited about this. We are creating a $17 billion community bank pro forma market capitalization of $3.3 billion at the current time, a loan portfolio of some $9 billion on the balance sheet, and as you know, we have a substantial number of multi-family loans that we have sold and serviced, about $3.5 billion. Those loans are today and will be over time increasingly a commercial real estate and commercial bank portfolio, deposits of about $9 billion as well, of which some 70% is core deposits. And I would point out one of the interesting things we will see in a little bit is that the deposit mix of the two banks is quite similar and I think will work very well from the get go. We bring together very, very complementary strengths.

We’ve talked to our investment—our investors over a long period of time now about what we think are peer leading, peer group leading asset generation businesses. We talk about them as businesses and they are terrific, they are scalable and we will go over this very — in great detail.

Staten Island Bank brings — Bank and Trust brings tremendous deposit franchise to this merged organization. We always speak about market niches we talk to our investors at Independence. We talk about leadership positions. Well, Staten Island Bancorps franchise on Staten Island is a classic and leading example of what I would define as a good business, protected, a market leadership position. We expand our geographic presence, we add $2.3 billion of deposits, of course, in Staten Island. It’s a terrific market and we have created a $2.5 billion— 2. — $2.25 billion deposit franchise in New Jersey.

I think one of the real benefits to both organizations is that doubling—each of us doubling our franchises in New Jersey. I think New Jersey is a terrific market. We begin to develop some scale, some clout and allow us to have our marketing dollars go farther and I think it will work very well. The deal is financially very, very attractive. The deal is immediately accretive, it’s 8% accretive to GAAP earnings, EPS in 2005 and I would point out that that 8% accretion is excluding any purchase accounting adjustments without any revenue enhancements and we are building a list of revenue initiatives as we speak. So, and the purchase accounting adjustments would, of course, increase the accretion, but it is a very accretive transaction, regardless.

The franchise provides, I think, complementary franchises significant opportunity for cost savings and revenue enhancements. We have modeled a 40% of Staten Island Bank and Trust expenses as cost saves. Largely back office and administration, revenue enhancements, non are assumed in the transaction. Actually quite, as Harry said, quite a small number of closings in duplicative activities.

Importantly, and very importantly, this transaction assumes the sale of the majority of Staten Island Bank Mortgage, SIB mortgage, to Lehman Brothers. It’s a very important part of the transaction, and we’ve partnered up with Lehman Brothers on this. Lehman Brothers is a leading mortgage finance shop, a very high proportion of the earnings and the people resources at Lehman Brothers are devoted to the mortgage finance business,

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ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

and this is a very important strategic transaction for Lehman Brothers as a whole, and certainly Lehman Brothers Mortgage finance activities.

And lastly, on the page, this transaction creates, we think, significant shareholder value and it increases our opportunities to increase shareholder value in a variety of ways. In terms of the significant terms of the transaction, let me turn this over to Frank Baier for his summary of that.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Thank you, Alan.

As we released earlier today, the consideration for this transaction is 75% stock, 25% cash, based on last Friday’s close. The exchange ratio was 0.6232 ICB shares for each SIB share which translates into an implied transaction price $23.88 for each SIB share.

The total transaction value is $1.5 billion. We expect to issue a little under 29 million shares of ICBC stock, and we expect to pay out about $370 million in the transaction.

We do provide for flexibility for the shareholders to choose between stock and cash. However, to the extent that the cash portion is oversubscribed, it will be pro rata —brought down to the appropriate levels.

The accounting for the deal, the purchase accounting and the taxes obviously are tax free to the extent that it is the stock piece.

There seems to be, I guess, a little bit of confusion as to how the exchange ratio actually works. So let me just kind of lay it out for you. The way it is calculated is using the current price times 0.6232 times 75%. You add to that 25% of 28.33. So, when considering—when calculating the value, the cash portion will remain at 5.97 at all times, calculating the value, where the price of the stock will obviously fluctuate. I’m sorry, I meant to say $23.88, did I not?

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

No.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

I apologize for that. I will pass it back to Alan for a little bit more of the presentation.

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

Board composition, 11members will join the Board from Independence and five Board members will be selected from the Staten Island Bancorp / Staten Island Bank and Trust Bancorp Boards. Management representation, Harry will assume Vice Chairmanship position at Independence, Jim Coyle will assume an executive role in the company, and particularly in the first instance be leading the integration process from the Staten Island Bancorp side.

There is a reciprocal breakup fee in the transaction of just under $60 million. We will trade under the Independence name, of course, but we will continue to trade in Staten Island as a bank under SI Bank and Trust, and we will change the few branches that Independence has in Staten Island to conform with that trade style. The names of the bank in New Jersey will be Independence Community Bank as we go forward.

Timing, we expect to close the transaction late first quarter or early in the second quarter. We see no particular difficulties in that regard.

You know, our general mantra that we have talked about with investors over the last several years, really, is that we see the cost efficient way to build the franchise is by basically acquiring or buying in the suburbs, and this isn’t an absolute, but we think that the most cost effective way is to be buying in the suburbs and building in the urban areas and the cities. This transaction clearly fits that mold. We emerge with 116 branches, with the $9 billion, clearly a superior market position, in Richmond County, a terrific market position in Kinks County or or—Brooklyn.

We have good positions in the rest of the system, in New Jersey, in Queens, and clearly our emerging branch franchise in Manhattan will allow us to build out the Manhattan franchise without having to be distracted and continuing to look into the suburbs as much.

We have six branches open, as you know, in Manhattan. Three are under construction and four branches where we have leases signed and ready to go. So you can see that this allows us to

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ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

continue our program in Manhattan with great—with real attention. You know we talked about the leading asset generation capability with a strong deposit funding. Strategically, one of the challenges any community bank has is to balance asset growth and liability growth.

In part, we have enhanced our position, as we have developed our business model, over the past several years by developing a strategic relationship with Fannie Mae. That relationship will of course be strengthened and continue, but this, one of our concerns is our asset generation outstripping our deposit supply lines. That would be a very dangerous thing to do while we are not threatened in that regard—regard this clearly addresses in a very strategic way that strategic challenge.

You can see on this page that we produce an extraordinary number and amount of multi-family loans. We produced, in the first three quarters of this year, some $2 billion of multi-family credit. We will probably produce a large number of multi-family credits in the fourth quarter and into 2004. This is a real multi-family origination machine as you well know.

You couple that with the wonderful core deposit franchise that the two banks have, Staten Island Bank and Trust ability to grow that deposit base, our own ability to migrate that deposit franchise into a business franchise and the kind of commercial deposit growth that we have had, and you begin to develop a picture of balanced growth, superior net margin performance and it is exactly what we have been talking to all of you about.

You take another look at that on the next page. Our loan portfolio at Independence alone a couple of years ago was basically half multi-family loans, a 15% or so position in one to four family loans and co-op loans, and then the remainder in basically commercial real estate and CNI loans, with a small position in mortgage warehouse loans. If you flash forward, just Independence to the third quarter of this year, you can see that we have basically a 43%, less than 50% of our loans on portfolio — on balance sheet in multi-family. The bulk of the rest of the loans in the business sector, quite frankly.

As you know, we have got $3.5 billion of loans over at Fannie Mae and if you put that back on the balance sheet you end up with about 60% loans on the balance sheet as multi-family and the remainder basically business loans. You flash forward to the pro forma transaction. You can see that one to fours that would constitute fully a third. And over time, it is our intention to migrate back to the mix of loans that Independence sort of had produced in this year. We will be putting programs, all the programs in place to do that, and quite frankly, the transaction doesn’t interfere with that. It allows us to do it in a very efficient way.

In terms of the cost, the low cost deposit base that the two of us have, again, our cost—as you look at the lower left, you can see that as of this quarter, this third quarter of 2003, a $5 billion deposit franchise, 28% CDs, 30% savings deposits and the remainder various forms of money market and interest—noninterest bearing demand accounts with an average weighted cost of those liabilities of just under 1%.

Again, flash forward, and you can see the portfolio of mix doesn’t change very much, and you can see that Staten Island Bank and Trust has a slightly higher deposit cost than do we, and to be the best bank, we think we need to compete for quality asset businesses, which means that you have to be right on the market as a market leader, and we think that to have the best value propositions, on the asset side, you need to have strong, growing, vibrant, best practices deposit franchise and we are going to deliver that to the market when these two companies come together.

Again, now, let me, in terms of the projected earnings and some of the other issues, let me turn it back to Frank for a few seconds.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Sure, thank you.

Let me first start by telling you that we spent a significant amount of time modeling the banks earnings stream, incorporating all of the extensive data that we collected during the due diligence process. What we are showing you here is a simplistic view of how we arrived at the appropriate earnings levels for SI bank, excluding the mortgage company.

For the nine months ended 9/30 stand alone SIB earned $45.3 million. As we exit the mortgage bank, the banks earnings increase as we move loans held for sale at the mortgage company into securities at the bank.

As you can see we are assuming a net spread of 175 basis points on the securities that we purchased. This results in additional $17.9 million of earnings to the bank during a nine-month period. Annualizing these numbers, we arrive at full year earnings stream of $81.8 million or approximately $1.50 per share. Using the average balance sheet of $7.5 billion, we arrive at a bank only ROA of approximately 109 basis points.

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ICBC — Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Let me quick flip over to the pro forma assumptions that we are showing you you on page 11.

As we talked about, we have a 75/25% deal. We have derived a cost savings analysis of about 40% of SI Bank and Trust annualized expense base. We include no revenue enhancements in this projection. We are showing a deposit repricing of 50 basis points on the bank’s interest bearing deposits and expecting about a 5% runoff due to that repricing. We are estimating a one - time after tax restructuring charge of about $60 million, which relates to severance payments and the consolidation and exit from the mortgage business.

We are showing a 4.25% cost of cash and we are modeling the transaction closing as of June 30th. So let’s turn to the next page and take a look at the pro forma income statement.

As we are able to fit the SIB earnings stream into the Independence model, we fully expect to transform this earnings stream into a more Independence-like profitability level with an ROA of approximately 150 basis points. This will occur as we recognize both the cost savings and the deposit repricing opportunities.

For the pro forma income statement, we are assuming that ICBC grows its 2004 projected net income at an 8% rate. We are also able to grow SIB’s implied earnings at the same rate as we migrate SIB’s loan portfolio into higher yielding multi-family loans. As you can see the deal is immediately accretive to the tune of 3% in ‘04 in 8% in 2005.

I will pass it—I will pass it back to Allen who will go through some of the cost saving assumptions.

Alan Fishman - Independence Community Bank Corp. - President, Chief Executive Officer, Director

I think that the cost savings of 40% of SI Bank and Trust annualized 9 months non interest expense base, we think we will get most of that in 2004 and all of it in the rest of 2005.

If you look at it, really, what we are talking about is reductions of some of the executive expenses. We are talking about back office and administrative savings, data processing savings, really branches and others, a modest amount of money, and importantly ESOP and the restricted stock plans. And I think if you add it up that already gives you an awful lot of savings, probably just on those categories, in excess of $35 million.

So I think that we are talking about an expense—expense adjustments that are very attainable. We are no longer buying the bank. We are not buying it to wreck it. We are —buying to—it to build it. We have talk Harry—and Jim about this in some detail. Welcome out into this market with terrific plans and expense programs that will be very, very common sense oriented. We will get these expense savings and a—have a terrific bank coming out on the other end.

More specifically as we talked to our investors over a very long period of time now, we have said that our expense ratio, our efficiency ratio is in the mid 40s. One of the challenges that Independence has to become, not a superior performing bank because we are already a superior bank but to become the best performing bank, is we need to find way, sensible ways to get our efficiency ratio to be best practice. And we very frankly said to the market that we did not have easy solutions to do that given the complexity and the safety and the controls that we want in our business policies. This transaction we call for will take 5 points out of our efficiency ratio. So we go from roughly mid 40 down into the 40.

Now, that gets us very close to the best-performing—really, we are certainly better than most commercial banks and we become—come very close to really thrift, best performing thrift bank levels. You take that kind of expense efficiency ratio, coupled with net interest margin models coupled with our fee models and you begin to develop the notion that this is truly a superior performing organization over a—an extended period of time and we can provide the growth that customers expect.

So we are very excited about solving this particular strategic challenge. In terms of the pro forma balance sheet, you can look at the numbers, nothing particularly interesting. We end up with a $17 billion balance sheet with about $1 billion of goodwill, about $80 million of core deposit intangibles, as I said about $09 billion of deposits, 5, and stated equity of about, just in excess of $2 billion. So, nothing in particular interesting on that.

You know, we, let me begin to conclude our portion, then I will open it up for questions.

We have said to the market now, for a long time, for the last couple of years, that I have been involved, we have said to the market, that given, what we have got going, that the kind of commitments we have been able to make to the market are really very, very sensible, and they are driven by business performance, not by financial engineering.

We have said to the market that it is not unreasonable for us to grow our commercial and business and commercial real estate portfolios by 5 or 10% a year. Quite frankly, this transaction certainly helps us do that, given what we are going to gain in New Jersey, given the scale it gives us in the multi-family markets that we have got going, given what we have seen at Staten Island and the cities. it is not unreasonable.

We think we can continue to drive our core deposit ratio from the low 70’s to 75. We don’t take a step back in this transaction, we think in fact, we take a step forward through this transaction, we talked about increasing our noninterest income to 30% of revenues.

I think that we will figure out again using the Trust company at SI Bank and Trust, and other things that we we’ll bring into play here. We think that this will be very helpful to our noninterest revenue programs. It is not unreasonable to get the 30% of revenues, in terms of noninterest revenue. And we talked about our efficiency ratio. And we said that we are going to try to do sensible, strategic, common sense, in market acquisitions which are accretive to earnings.

The result of all of this is a commitment to grow our earnings per share some 10% to 15% a year. We have done way better than that as you know over the last several years, we expect to continue to do way better than that, but the commitment we are making is 10% to 15% a year and this transaction, we think, does nothing but make that commitment more sound and more sure .

So let me summarize complementary strengths, accretive to earnings, I can’t imagine a better and easier cultural fit, low transaction risk, Lehman Brothers taking on the mortgage operation, I think, is a ten strike for the transaction, quite frankly. It provides a terrific solution for SI Mortgage Company and provides a terrific solution for Independence and we think, when you take the time and go through this transaction, this is a very, very positive transaction for the people we work for. That is the shareholders, as well as our other constituents, our clients, our employees and the community.

With that, let me turn it back to the moderator of the call, and we look forward to your questions and thanks for your attention. as I said, again.

QUESTIONS AND ANSWERS

Operator

Thank you. The question and answer session will begin at this time. If you are using a speakerphone, please pick up the hand set before pressing any numbers. Should you have a question, please press star 1 on your push button telephone. If you wish to withdraw your question please press star 2. Your questions will be taken in the order they are received. Please stand by for your first question.

Our first question comes from Ira Shoshet(ph) from CTL. Please state your question.

Ira Shoshet - CTL — Analyst

Hi, Alan, congratulations, how are you?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I am fine, how are you?

Ira Shoshet - CTL — Analyst

I am well.

I guess my biggest question has to do with the issue of corporate governance and controls. You know, can you address what the status is of the S.E.C. investigation and, you know, given the number of restatements, even as recently as a couple months ago, how do you have the comfort that you know exactly what you are getting here?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I think the—I mean, I think the answer is—first of all, I don’t think it is an investigation, I think it’s an informal inquiry. I think a lot of progress has been made. The company has reported that, clearly.

When you go in and do diligence, there is a new accounting firm that has been brought in to, basically because of the Arthur Anderson meltdown, PWC has been in there. They have, I think, done a thorough and pretty forensic view of the accounts. We, obviously, in due diligence have looked at, if you will, the

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

management letters that PWC provided their management, SI Bank and Trust management.

We have done all of the other work. The loan portfolio, quite frankly, in the bank is a heavily one to four family conforming loan portfolio. It doesn’t present any significant set of challenges, working with our investment banking advisors, Lehman Brothers, and Merrill Lynch, but Lehman Brothers particularly has been buying very, very substantial amount of flow out of SI Bank, SI Mortgage for a very long time. So we had a good perspective, quite frankly on that product.

We went in and did a loan level review on both SI Bank Mortgage as well as the bank and so on and so forth. In fact, there have been some Board changes at SI Bank and Trust over the last several years, in fact some of the Board members we have known for a long time. So I think that we are very confident and very comfortable that the corporate governance issues are not going to be an issue and we feel pretty good about it, quite frankly.

This has been a very—I would say, I won’t say easy, but it’s been a very straightforward due diligence process, and we have had the benefit, I think, of a fresh set of accounting eyes, and of course, we have had our accountants and advisors crawling all over the organization in a very real way.

Ira Shoshet - CTL — Analyst

All right. But are you assuming the S.E.C. risk? Maybe we can, you know, sort of clarify.

My understanding is that it was not an informal inquiry and there’s been different disclosures on it, but, you know, the inquiry came from a restatement that was several restatements ago, and it’s just not clear to me if now Independence has this S.E.C. risk or does it go away with the old entity or how are you thinking about that?

Harry Doroughty - Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

Do you want me to take that, Alan?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes, why don’t you go ahead.

Harry Doroughty - Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

This is Harry Dougherty.

The inquiry is an informal inquiry. It has not changed it’s status since the first telephone call we received back in 2002. We have provided the S.E.C. with all the materials that they have asked for. We have cooperated with them in every aspect, in every way that we possibly could, and we have not heard from them on anything at all since we have provided the last pieces of information.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Let me move on from this, but let me just conclude, my answer Ira by basically saying it goes without saying that we looked at this issue, and, quite frankly, we think it’s really a diminimus exposure.

Unidentified

Okay. Thanks.

Operator

Thank you, and our next question comes from Scott Kim from CIS. Please state your question.

Mr. Kim? Mr. Kim? Your line is live.

Okay. We will take the next question from Jed Gore from Senova Capital. Please state your question.

Jed Gore - Senova Capital — Analyst

Hi, good morning, congratulations on this transaction.

I have just a couple of numbers questions. On page 14 of your presentation, maybe I am missing something, but on the Staten Island Bank, assets and liabilities, assets less liabilities don’t actually add up to the total equity that is quoted at Staten Island Bank. Am I missing something? I take the 7529 less 6974 I get 554.

Maybe we can come back to that. And I could ask a couple of other questions.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Jim Coyle - Staten Island Bancorp. Inc. — President, Chief Operating Officer

Yes.

Jed Gore - Senova Capital — Analyst

Next question is ICBC able to buy back stock in the open market and if so at what point following the transaction?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I think we are probably going to reduce the buy back program very substantially until we, until we kind of restore some capital levels. That’s basically what our point of view Jed, on this.

Jed Gore - Senova Capital — Analyst

Okay. And then your pro forma tangible book value per share, what do you expect it might be?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

13 and change, about 13 and change.

Jed Gore - Senova Capital — Analyst

13 and change. Okay. And your—okay.

I guess that assumes some level of options vesting at Staten Island. I guess Staten Island has 7 million of options outstanding, so I guess I am trying to figure out the number of shares you will have pro forma after the deal? You know, assuming stock at the current level as the deal was announced, et cetera.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I didn’t hear the question, Jed.

Jed Gore - Senova Capital — Analyst

My question is basically trying to figure out 13 and change for pro forma tangible book we are trying to figure out what the pro forma of shares would be.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

What the pro forma of shares would be out there?

Jed Gore - Senova Capital — Analyst

Yes.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We will get that in a second.

Jed Gore - Senova Capital — Analyst

Okay. Okay, and—

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

80, about 82.

Jed Gore - Senova Capital — Analyst

About 82 million shares. Okay. Do you know what the purchase accounting adjustment is going to be?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Not precisely yet, no.

Jed Gore - Senova Capital — Analyst

Okay. And then lastly, maybe you mentioned this and I had to hop out of the call quickly, is Lehman getting any consideration for its purchase of the mortgage business.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Is Lehman getting any consideration?

Jed Gore - Senova Capital — Analyst

I’m sorry, paying anything for it. Excuse me.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

The answer is, they are paying minimal amounts of money.

Jed Gore - Senova Capital — Analyst

Is that 1 million or 50 million?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No, it’s more like a million.

Jed Gore - Senova Capital — Analyst

Okay, okay. Thank you.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Thank you, Jed.

Operator

Thank you. Our next question comes from Scott Kim of CIS.

Scott Kim - CIS — Analyst

Hi, guy, thanks.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I am having a hard time herring you, Scott get closer.

Scott Kim - CIS — Analyst

Okay, how about now.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Not so great.

Scott Kim - CIS — Analyst

Not so great? One second here, sorry, how about now?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Perfect.

Scott Kim - CIS — Analyst

Okay.

First of all congratulations on the merger there. The first question I had I was wondering if you guys could clarify the stock portion that’s being paid? I am a little confused on whether it is a fixed exchange ratio or is a fixed dollar amount or I guess a fixed share amount and then how that’s going to be adjusted in this 10-day pricing period?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes, it’s a fixed share amount.

Scott Kim - CIS — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Again, the cash portion is based on 25% of the $23.88 price that we talked about. The stock portion is based on the value that we talked about, the average of the 10 days prior to closing, times the exchange ratio of of .6232. That will get you to your total value that you will receive at close.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Scott Kim - CIS — Analyst

Okay. So the exchange ratio of .6232 will not be changed, is that right?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That is how you come up with a value, that is correct. So what you will do is use the average closing price over the last 10 days, times the .6232.

Scott Kim - CIS — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That will drive 75% of your value. The other 25% will be based on the 597.

Scott Kim - CIS — Analyst

Okay.

Secondly, I was wondering, is the sale of your mortgage business contingent on the deal, or vice versa, the deal contingent on the sale of the mortgage business?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No—the answer is, there are no contingencies and the sale is, basically both have been signed.

Scott Kim - CIS — Analyst

I’m sorry, the last question, do you guys have an idea when you are going to file your merger agreement?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

File the merger agreement?

Scott Kim - CIS — Analyst

Yes.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I would say in due course. I mean, I don’t know what is normal or customary in this thing but the proxy will be filed in due course.

Scott Kim - CIS — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

There was a question a little bit ago from Jed, I think, on the net purchase accounting adjustments? They are relatively small. We obviously finishing it off but it looks to be in the order of magnitude of $10 million. Next question.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

While we are at it. Let Let me just correct the balance sheet of SIB. I apologize, there is in fact a footing error on the liabilities. So the total liabilities should be 66874 which will bring you down to the appropriate level. Again, I apologize for that.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Okay, next question.

Operator

Thank you our next question comes from Mark Fitzgibbon of Sandler O’Neil. Please state your question.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Hi, Mark.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Mark Fitzgibbon - Sandler O’Neil — Analyst

Hi, guys. Could you remind us who does each company’s core processing?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Our core processing is ALTEL And SIB’s core processing is Medivante(ph).

Mark Fitzgibbon - Sandler O’Neil — Analyst

Have you decided which platform you will go to yet?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We have not made a final determination. We will make that determination, as I said to our—both Boards, basically, we can make all of these determinations between now and the end of the year.

Mark Fitzgibbon - Sandler O’Neil — Analyst

Okay.

And then, secondly, I wondered if you could give us the financial details of the mortgage company sale and also give us a sense for how much of the $60 million deal charge came from the sale of the mortgage company?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Basically, the Lehman Brothers will be acquiring the majority of the operations, taking over the pipeline hedging and the flow management right away and basically buying from us the operations related to the wholesale and other miscellaneous transactions. What will remain behind, which we will sell in the—or dispose of in some fashion between now and the close are some of the smaller retail offices which Lehman less interest in has at this time. Lehman is still considering whether they have the level of interest on some of these other channels.

So basically what you have is Lehman taking over the responsibility for the production and buying of the vast majority of the people and offices of the organization, with a relatively modest amount of people and organization, not accounted for yet.

In our calculations, we have assumed, basically, a modest amount of money for shutdowns, although we think, very, very clearly at this point, a significant interest has been expressed in that activity, and we think that we will be successful in Lehman brothers taking it or having some other organization acquire the company.

Mark Fitzgibbon - Sandler O’Neil — Analyst

Thank you.

Operator

Our next question comes from Chris Buonafede from Fox-Pitt, Kelton. Please state your question.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

Good morning, Alan, congratulations.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Thanks, Chris.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

A couple of questions. First, how much of the cost saves reflect, and I know you gave a total number, the ESOP and restricted stock have got to be a pretty significant component here.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

About a third of the—of that $35 million that I gave, give or take.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

Okay.

And secondly , I know your accretion dilution, you know, does that take into account any component of the, you know, I guess

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

most of the consensus numbers included some summary purchase on a—on the part of Independence stand alone.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Uh-huh.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

So, did your pro forma income statement adjust for that, you know, being less than it might have been in the past?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Yes. Chris, as Alan said, we have stopped the repurchase program as rebuilt this up. I am struggling a little bit because we don’t provide guidance, but you know I think we put these numbers in here because we are relatively confident we can make these including those adjustments.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

Okay, when, finally on page 10, the loans for sale, so those will eventually—the capital, I mean, those will, by the time you close a—a assume a bunch of that stuff will just run off—

Unidentified

Talk taking—talking at the same time.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

And we will initially put them into securities, and obviously, as we get this engine moving, we’ll start going into multi-family loans.

Chris Buonafede - Fox-Pitt, Kelton, Inc. — Analyst

I got you. Thank you.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Thanks, Chris.

Operator

Thank you. Our next question comes from Greg Redford from Casey Financial. Please state your question.

Greg Redford - Casey Financial — Analyst

Good morning, two questions.

First of all, on the closure of branches, can you comment on that?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I am not hearing you, Greg.

Greg Redford - Casey Financial — Analyst

I apologize. Can you hear me now?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Greg Redford - Casey Financial — Analyst

I just wanted to get a comment from you on the number of branches that you see closing?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

You know, again, I think we are not entirely certain about traffic patterns and volume levels and all of that. But it’s less than a handful. It really is. And the final number kind of will be, you know, —we have two branches in similar situation, in fact we were just talking about some of that this morning.

We have two terrific branches down the street from each other, three or four blocks away. One think we would naturally and normally be able to think about, that but they are both so big and successful, I am not sure that makes sense. That’s sort of what the big banks in New York, if you take two successful branches and put them together, short-term gain and ended up opening up the marketplace to some other competitor. So I

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

think what we will do is be a little more clever than that. As I said it in the preamble, we are not buying it to wreck it, we are buying it to build it. So I think when we get done it is a very small number of branches, maybe it’s 1, maybe it’s 2, maybe it’s 3, maybe it’s 4, but it’s in that order of magnitude.

Greg Redford - Casey Financial — Analyst

Secondly, is the sale of the business units at Lehman a condition of closing the merger?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

The answer is, we have definative agreements with both, for both.

Greg Redford - Casey Financial — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Not a condition, done.

Greg Redford - Casey Financial — Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from Jack Micenko from Lehman Brothers. Please state your question.

Amanda Jones - Lehman Brothers — Analyst

Hi, this is actually Amanda Jones in for Jack.

We are wondering, do you have the New York deposit market share for Independence, what the deposit market share is for SIB and then what it will be on a combined basis going forward?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

You know, we have sort of by county. We don’t have it—I don’t have it broken down. It’s a, you know, it’s a small number, it’s a small deposit, certainly combined companies as—is a small number really when you think of the size of the market. So we’re talking about, I don’t know, very small, oh, maybe less than 1 or 2%, I would think. I don’t have it in front of me, no. To get it for you.

Amanda Jones - Lehman Brothers — Analyst

Okay. On a timely basis. We can follow up. Thanks.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Operator

Thank you. Our next question comes from Kevin Timmons of CL King. Please state your question.

Kevin Timmons - CL King & Associates — Analyst

A couple of short ones.

First of all on the mortgage banking sale, are there any other residual risks that you will be holding?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

The answer is, there are, conceptually there are some residual liabilities that could crop up. We have done, there are none on the horizon. But conceptually, there are contingent liabilities that could emerge, I presume, because it’s basically Lehman Brothers is making an asset purchase. But there are no significant, or, quite frankly any contingent liabilities that we have been identify at this point.

Kevin Timmons - CL King & Associates — Analyst

You said they are taking over the pipeline management, the hedging immediately?

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Well, in the next the several days.

Kevin Timmons - CL King & Associates — Analyst

That means that at that point will they have the reps and warranties risk on a loan portfolio?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes, absolutely, yes.

Kevin Timmons - CL King & Associates — Analyst

Going back to the issue of the stock portion, I just want to be 100% clear on this. The exchange ratio is absolutely set at .6232.

On page 4 you mentioned the exchange ratio at announcement, I think that’s where the confusion is coming in. Is it the “at announcement” words? Should those not be there? It’s absolutely fixed at .6232, right?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

No, that is not correct. Basically the value is calculated using the .6232 on the stock portion. The fixed portion, the cash portion is fixed at the 25% of the $23.88. So what happens is the per share ratio changes, however, the total number of shares are not going to change. I don’t know if that 100% clarifies it for you.

Kevin Timmons - CL King & Associates — Analyst

Not really.

Frank Baier - Independence Community Bank Corp. — Chief

Financial Officer, Executive Vice President

Basically what is going to happen is we are going to get to the close. 10 days before we are going to get the average price, okay? We are going to take that average price and multiply it by the exchange ratio of .6232. Okay?

Kevin Timmons - CL King & Associates — Analyst

That’s really all I need to know. The .6232 is not changing. There is nothing that will change that formula. The value will change as your stock price changes?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No, that will only—only stay as it results to the 75% piece, because the cash piece is fixed, the final exchange ratio can, in fact, change based on the value of the stock. I can give you an example of, let’s say, the stock is at $40 at the time of close, okay?

Kevin Timmons - CL King & Associates — Analyst

Right.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

You are going to multiply that $40 by the .6232 for the 75% piece, come up with a value of $18.70. Okay? The cash piece is going to stay the same at 597 okay for a total consideration of 2467. That will change your final exchange ratio to .617 in that case. Again, the shares, the total shares do not change.

Kevin Timmons - CL King & Associates — Analyst

Okay. I don’t understand. I will talk to you about that off line.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Okay, that’s fine.

Unidentified

Talking at the same time.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Hold on Kevin. There will be a table in the proxy and it is the same form of consideration and transaction that was in the WaMu / Dime deal. If that helps you at all.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Kevin Timmons - CL King & Associates — Analyst

Okay. On page 10, where you are giving out the earnings of SI Bank and Trust, in the nine months, $43.5 million which is the segment reporting number that they disclosed in the 10-Q and I think in the release too.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

That’s correct.

Kevin Timmons - CL King & Associates — Analyst

17.9 million. Can you just walk me through that again?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Yes, basically what happens, is the bank has a warehouse line out to the mortgage company. So on a consolidated basis, that shows up as loans held for sale, okay?

Kevin Timmons - CL King & Associates — Analyst

Yes.

Frank Baier - Independence Community Bank Corp. — Chief

Financial Officer, Executive Vice President

The warehouse line is eliminated in consolidation. So what’s going to happen, so those earnings on those loans held for sale are not included in the bank’s earnings numbers.

As the—as Lehman Brothers takes over the flow, what’s going to happen is that warehouse line is going to paid down, so we’re gonna take that cash and invest it as we show you here. Bringing in this incremental earnings, to the bank.

Kevin Timmons - CL King & Associates — Analyst

Right now, the way it’s working is that the bank is passing these funds to fund the warehouse line at the bank’s own cost of funds?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

No, they have a transfer price mechanism, but again that is eliminated through consolidation. So the earnings on that piece are shown in the segment reporting in the mortgage bank, not in the, not in the actual bank.

Kevin Timmons - CL King & Associates — Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from Ed Guinnes from (INAUDIBLE). Please state your question.

Ed Guinnes - INAUDIBLE — Analyst

Yes, this is on antitrust. Do you think you will have to make any divestitures for antitrust purposes and how significant do you think that will be?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No divestitures are contemplated. We don’t think it is an issue. New York is a market.

Ed Guinnes - INAUDIBLE — Analyst

What is your market share?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

In New York City it is a modest mortgage share, 1% of their vest.

Ed Guinnes - INAUDIBLE — Analyst

Okay.

Operator

Does that answer your question, sir?

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Ed Guinnes - INAUDIBLE — Analyst

What about in other areas other than New York City?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

In New Jersey, there is no antitrust problems contemplated anywhere.

Ed Guinnes - INAUDIBLE — Analyst

And you are not on Staten Island?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We are on Staten Island but we have a small presence on Staten Island, but Staten Island per se is not a, is not a definable market for antitrust consideration purposes. It is included in the greater New York City market.

Ed Guinnes - INAUDIBLE — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Although the people of Staten Island sometimes would like to think of themselves of New York City as do the people of Brooklyn, but nonetheless.

Ed Guinnes - INAUDIBLE — Analyst

Thank you.

Operator

Thank you. Our next question comes from Larry Asner from UBS. Please state your question.

Jed Gore - Senova Capital — Analyst

My question has been answered. Thank you.

Operator

Thank you. Thank you our next question comes from Scott Valentin of FBR. Please state your question.

Scott Valentin - Friedman, Billings, Ramsey & Co., Inc. — Analyst

A question for you regarding 2000 on page 12 of the slide show, on SIB Bank and Trust projections, I guess. It shows 43.2 million going to 93.4 million?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Right.

Scott Valentin - Friedman, Billings, Ramsey & Co., Inc. — Analyst

Is that just the impact of the mortgage bank being eliminated that adds that much accretion to the -?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No, that 2004 number is only half year for SI Bank and Trust. Remember— Look in the note there at the bottom.

Scott Valentin - Friedman, Billings, Ramsey & Co., Inc. — Analyst

Okay. But your—but Independence Community is annualized right, that’s for the full year?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s correct.

Scott Valentin - Friedman, Billings, Ramsey & Co., Inc. — Analyst

But only six-months for SIB.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Right.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Scott Valentin - Friedman, Billings, Ramsey & Co., Inc. — Analyst

All right. Thank you very much.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Uh-huh.

Operator

Thank you. Our next question comes from Jim Ackor of RBC Capital Markets. Please state your question, sir.

James Ackor - RBC Capital Markets — Analyst

Hi, guys.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Hi.

James Ackor - RBC Capital Markets — Analyst

Two questions, are there any collars on the transaction?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

There are none.

James Ackor - RBC Capital Markets — Analyst

No collars. Okay.

Frank, I was hoping on page 10. I know that you explained this. I am not sure I understood exactly how you got from one number to the next, but looking at the 43.5 million and then recharacterizing that as 58. How do you go from that, from one number to the next?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

That is just annualizing. The 58 is annualizing the nine-month number.

James Ackor - RBC Capital Markets — Analyst

It is. Okay. Thank you.

Operator

Thank you. Our next question comes from Michael Clapman(ph) from Meridian. Please state your question.

Michael Clapman - Meridian — Analyst

It’s been answered already. Thanks.

Operator

Thank you. Our next question comes from Sam Sabfa(ph) from Quattro Global Capital. Please state your question.

FT Teller - Quattro Global Capital — Analyst

Hi, it is FT Teller for Gotto(ph) with Quattro.

Just a couple of questions on page 4 footnote2, you note 61.7 million fully-diluted shares. Can you give us a breakout of what portion of that is from limited exercise of options and how that might change between now and closing?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I’m sorry, I did not hear the question. Can you speak a little louder?

FT Teller - Quattro Global Capital — Analyst

Yes, on page 4, footnote 2, you list the transaction structure based on 61.7 million fully-diluted shares. Can you just break out what portion of that is estimated to be from the exercise of options and how that might change between now and closing?

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes. I don’t have the breakout of that, but I wouldn’t expect it to change materially.

FT Teller - Quattro Global Capital — Analyst

Okay. And the .6232, the ratio?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Right.

FT Teller - Quattro Global Capital — Analyst

Can that change based on the relative share counts between the 28.9 million shares that are going to be issued and the 61.7 base SIB shares that are being used in this example?

In other words, if you take that 28.9 and you divide by the share count, 61.7 of the SIB shares and you divide that by 75% you get the .6 — you get the ratio that you have been quoting. So, is that actually subject to change and—if that share count changed. I realize it is not going to change materially but if it did?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes, I do not think so.

FT Teller - Quattro Global Capital — Analyst

Okay, okay. Are there any performance related conditions in the merger agreement and the material adverse change clause that particularly carve out any performance requirements by either company?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

All of the contract is basically pretty standard.

FT Teller - Quattro Global Capital — Analyst

Okay. And give you—us a background on the dialogue and process of the conversations that took place between the two companies leading up to the transaction?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Our company was represented by investment banker, there was a process that began several weeks ago. We, among others I think, submitted indications of interest, and then various, various proposals were considered by the company, and we, among others kept changing our approach and our processes. We appeared in front of an executive committee of the Board and negotiated like tigers with each other right up until the other day. Harry, you might want to comment on it as well.

Harry Doroughty - Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

Yes, as Alan just said, we did start a strategic review. I thought that your Board took this position probably going back 2.5, 3 months ago.

When we were going through this review, we were looking for a partner that was going to enable us to enhance shareholder value. We were looking for somebody that had similar culture, and as Alan has mentioned it two or three times, and I think we found an ideal partner with Independence. And I think that one of the things that really helped get us to a contract is the fact that we believe that the two organizations together will create an outstanding and very, very strong franchise as we move forward.

FT Teller - Quattro Global Capital — Analyst

Great. Congratulations.

Harry Doroughty - Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

Thank you.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Thank you so much.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Operator

Thank you. Our next question comes from Matt Kelly from Moors & Cabot. Please state your question.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Just a follow-up.

On the table on page 14, getting back to what we are looking at for tangible book value. Looking at total equity of 2.141 minus intangibles of 1.153. Tangible equity of 988 divided by the 82 million shares that you referenced earlier, splits out a tangible book of about 1205. Is that accurate?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Yes. We are showing right about 12%. I think it was right around 13 before, I apologize.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

It is $12.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

All right. Is there any way to quantify kind of a worst case scenario in terms of the residual liabilities you will be receiving once the mortgage company has been sold?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

There are no residual liabilities.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Theoretical contingent liabilities that are not contemplated, but there are no residual liabilities.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay. Are there any limits or provisions that will limit buy backs while you wait to file the merger agreement? What could you buy, if you wanted to, in the market and when?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

We have had discussions with the agencies, the rating agencies during this process. We have committed to them that we will not be in the market during this process.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Until the deal close or until the merger agreement?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Even beyond that.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay.

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

When we decided to add a cash portion to this deal, we thought that it was proper to work on bringing our capital ratios back a little bit higher up before we reimplemented the share repurchase program.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

The—okay.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

The form of transaction and negotiations really moved all over the lot here.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay. Will there be any kind of S.E.C. filing for the mortgage company sale to Lehman, any kind of disclosure on what the terms of that will be or should we not look for any?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I don’t think you will—you will see much.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay. The tax rate of SIB about was 42% and you guys operate about 36%. Which will you use on pro forma basis as we start to model?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I would begin to use our rate. Move it down to our, I think it will work out a little higher than that but obviously, not obviously, much closer to ours than theirs.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay.

Then finally, what is the time frame, what is the loan mix or composition that you guys are looking to get back to? I know that right now, you know pro forma the percentage of 1 to 4 families kicks up to 32%.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Ultimately, when you model it out over time, it’s going to get right back to where we started.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

In fact. It the-it will be a little heavier to the multi family side than before. I suspect.

Keep in mind, that as of the third quarter, those of you who follow us closely know that we basically sold an enormous amount of our—an enormous percentage of our multi-family production because we were uncomfortable where we are in the interest rate cycle. As the interest rate cycle normalizes a bit, we would typically book most of them—today we are—and I think we will continue for a while. So I would say if anything that multi-family portion will be higher than it was the 30th of September.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Okay. And then finally how are you going to come out once the deal is completed in terms of asset sensitivity?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Very—no change.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

You guys are positive 4% NOA in GAAP?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes—flat. Yes, call it flat, call it flat.

Matthew Kelley - Moors & Cabot, Inc. — Analyst

Thank you very much.

Operator

Your next question comes from Mark Gordon from Glasier Capital. Please state your question.

FINAL TRANSCRIPT

ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Mark Gordon - Glasier Capital — Analyst

My question has been answered thank you.

Operator

Thank you. Our next question comes from Rod Davis of PSAM. Please state your question.

Rod Davis - Puget Sound Asset Management — Analyst

Couple of questions, first on the mortgage bank.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Please get closer.

Rod Davis - Puget Sound Asset Management — Analyst

Can you hear me now?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Rod Davis - Puget Sound Asset Management — Analyst

First on the mortgage bank. I am curious if you could discuss the impact of your ability to replace assets now that you no longer have mortgage bank under the SIB umbrella.

Second, on the mortgage bank as well. What percentages of the mortgage bank employees go with Lehman, what percent are still trying to be accounted for? And then I have a couple of other questions.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

As to the asset question, if there is one thing in this transaction we are comfortable with is our ability to produce assets. We have said that before.

We will produce assets that will fill up this balance sheet in close order. We produce on the magnitude of $4 to $5 billion a year in new loans, and, I, you know, if anything, that number is going to accelerate by the better part of $1 billion or more a year. And so we feel, that’s sort of the easiest part of the deal, I would say.

On the mortgage—on the employees for the mortgage company, somewhere between 2/3 and 3/4 will go to Lehman Brothers, and that, the remainder, we have got a lot of interest in the remainder and we’re working through a bunch of options on it.

Rod Davis - Puget Sound Asset Management — Analyst

Okay. I just have another question. I’m sorry to ask the same question that every one seems to be asking. I guess we are all probably equally confused about the terms, but let me see if I can fine tune a couple of things. The 75% of the stock it’s at .75 and that’s a fixed number?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

You are going to have to talk a little louder.

Rod Davis - Puget Sound Asset Management — Analyst

Sorry. Just to get some fine points of the terms precise, the 75%, that’s a .75 and that’s a firm number? 75/25, we are not rounding or anything?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Uh-huh.

Rod Davis - Puget Sound Asset Management — Analyst

What I am trying to get at is the relevance of the new ratio, i.e., the .6232 does not change, the .75 does not change and the 598 in cash does not change, is that correct?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

The cash does not change. Again, because there is a fixed number of shares, the ratio has the potential to change.

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Rod Davis - Puget Sound Asset Management — Analyst

It would change because the number of SIB shares would change?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Yes, the relevance of the change in the ratio is to insure that everybody gets the same amount of consideration at the closing of the deal.

Rod Davis - Puget Sound Asset Management — Analyst

Okay. But if there were no change in SIB shares we would know the ratio,and the cash terms are already fixed?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Yes, if it was based on the Friday close that we mapped out here, that’s exactly correct.

Rod Davis - Puget Sound Asset Management — Analyst

The 61.7 doesn’t change, the cash divide by the 61.7 wouldn’t change, and the shares divided by the 61.7 wouldn’t change, provided that doesn’t change? I guess what I am trying to get at here is it a variable the share price or excuse me the number of shares?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

The share price.

Rod Davis - Puget Sound Asset Management — Analyst

Yes, but that would only incorporate value, that wouldn’t change the value —as long as the number of SIB shares stay the same?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

I think what the best thing to do here is obviously, this is an issue of significant concern. I think what I am going to ask is that—give us a little time. We will work with our attorneys and hopefully what we can do is put up on our website a calculation that will help everyone work through this.

Rod Davis - Puget Sound Asset Management — Analyst

Okay. Thank you for that. I appreciate it. Hello?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Rod Davis - Puget Sound Asset Management — Analyst

Oh, I’m sorry. Can you just clarify for me what the pro forma tangible book value is? I think you quoted $12 but is that 6/30/04 or pro forma as if it were today?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Pro forma at 6/30/04.

Rod Davis - Puget Sound Asset Management — Analyst

And if you characterize that in terms of what you thought your stand alone tangible book value would be at that point, could you tell us that?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I’m sorry, I don’t have that number with me.

Rod Davis - Puget Sound Asset Management — Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from Michael Emerald from Longfellow Investment. Please state your question.

FINAL TRANSCRIPT

ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Michael Emerald - Longfellow Investments — Analyst

Let’s go back to that example you gave which I think was a good one. You got to the 2467. We are almost there. And you gave the final ratio would be .612. Now when we made our election for cash or stock my guess is we are electing either 2467 in cash or 2467 in stock?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s exactly correct.

Michael Emerald - Longfellow Investments — Analyst

Okay. Is there also a third option for a blend?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Michael Emerald - Longfellow Investments — Analyst

Is the blend guaranteed, no proration?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No. I don’t think so, because too many people accept — elect cash they would have to bring it down.

Michael Emerald - Longfellow Investments — Analyst

But thinking to my self, the one that is probably going to be the least prorated is the blend selection any way?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That would make sense.

Michael Emerald - Longfellow Investments — Analyst

Oh, if everybody chose 2467 in cash, ultimately you would be paying 25% of that in cash, 75% in stock, that’s correct?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s exactly right.

Michael Emerald - Longfellow Investments — Analyst

If the—and the same thing with stock, if everyone sold stock you would still make the proration?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s exactly it.

Michael Emerald - Longfellow Investments — Analyst

Okay thank you.

Operator

Thank you. Our next question comes from Steve Diane(ph) from VR Asset Management. Please state your question.

Steve Diane - VR Asset Management — Analyst

Hi, congratulations.

My question was just answered with the previous caller asking about pro rata on stock. Thank you.

Operator

Thank you. Our next question comes from Craig Nog from Shorewater. Please state your question.

Steve Nog - Shorewater — Analyst

Good morning, gentlemen. A couple of clarifications if you don’t mind and then one question. The clarification is regarding due diligence. I am assuming that is complete and there isn’t a due diligence condition in the merger agreement, is that correct?

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ICBC - Independence Community Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s true.

Steve Nog - Shorewater — Analyst

Thank you. Not to harp on about the sale to Lehmans, but am I right in gathering from your previous comments that there is no condition that says, if, for example, your current agreement with Lehman’s to purchase the mortgage assets fails for whatever reason that will then throw the balance of the transaction into jeopardy . So there’s not a precondition of any sort?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That’s correct.

Steve Nog - Shorewater — Analyst

Good. Thank you.

Then the question is regarding dividend payments during the pendency of the merger. Are you both going to be paying dividends, would you be synchronizing payments at all? What is going to happen in that?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

In the interim period both companies will continue their dividend policies as before. We will be examining our dividend payout ratio in light of our earnings, in light of the capital levels, and all the rest of it. And I think that we have had a record of substantial increasing dividends over the last several years, you know, we are pretty confident that that will continue.

Steve Nog - Shorewater — Analyst

Thanks very much, gentlemen, and congratulations.

Operator

Thank you. Our next question comes from Jed Gore from Senova Capital. Please state your question.

Jed Gore - Senova Capital — Analyst

Hi thanks for answering my previous questions.

The sale to Lehman’s, is that gain net of book value? Did you get a premium for the mortgage business?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We did not.

Jed Gore - Senova Capital — Analyst

You did not.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No loss, no payment.

Jed Gore - Senova Capital — Analyst

No loss no payment.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No harm, no foul.

Jed Gore - Senova Capital — Analyst

The book value of the mortgage business was somewhere around $1 million?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

No, I didn’t say that.

Jed Gore - Senova Capital — Analyst

Okay. Okay. Thank you.

FINAL TRANSCRIPT

ICBC - Independence Commuit; Bank and Staten Island Bank Corp. Merge Conference Call

Operator

Thank you. Our next question comes from Al Savastano from Midwest Research.

Albert Savastano - Midwest Research — Analyst

Hi, guys. Could you—could you —outline.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Could you move a little closer.

Albert Savastano - Midwest Research — Analyst

Can you hear me now?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Yes.

Albert Savastano - Midwest Research — Analyst

Can you outline your potential revenue enhancement?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Gee, I could sit here for a couple of days. A lot. I think that first of all, our cash management products, they’re driving through the marketplace of the commercial, the small company commercial franchise that is emerging in Staten Island.

Secondly, the private bank that Independence has emerging and taking that and adding the Trust powers of SI Bank and Trust, which we think, is very considerable.

Thirdly, the various fee opportunities that both of us have on repricing, new pricing, services, some services provided by SI Bank and some services provided by Independence. I could just keep going. It would be a lot of little things that would add up to several million dollars.

Albert Savastano - Midwest Research — Analyst

Okay. Thank you.

Operator

Thank you. Our next question comes from Sal DeMartino from Bear Stearns.

Albert Savastano - Midwest Research — Analyst

Good morning, guys, how are you?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Good morning, .

Albert Savastano - Midwest Research — Analyst

Two questions most have been asked already but do you—could you complete balance sheet restructuring, you know, securities portfolio or borrowings.

My second question is on the pro forma tangible book value number that you gave out earlier, I believe you said it was 1205. Did you say that was pro forma as of ‘04? Or as of the end of the third quarter?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

As of June 30, 2004.

Albert Savastano - Midwest Research — Analyst

Okay. So does that number exclude the book value component of the mortgage company?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That does not include, it excludes.

Albert Savastano - Midwest Research — Analyst

Thank you. On the balance sheet restructuring if any?

FINAL TRANSCRIPT

ICBC - Independence Commuit; Bank and Staten Island Bank Corp. Merge Conference Call

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We don’t contemplate any balance sheet restructuring .

Albert Savastano - Midwest Research — Analyst

Okay. Thank you.

Operator

Thank you our next question comes from John Park from Analytics, state your question.

Joan Park - Analytics — Analyst

Hi, it’s Joan Park.

Could you just go over the regulatory approvals the parties would need?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Standard regulatory approvals, we need the from the OTS, is needed for the holding company.

Joan Park - Analytics — Analyst

Okay.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

New York State and FDIC for the banks, and that basically would be it.

Joan Park - Analytics — Analyst

Okay. Great. Thank you.

Operator

Thank you. Our next question comes from Jim Ackor from RBC.

James Ackor - RBC Capital Markets — Analyst

My question was asked and answered thank you.

Operator

Thank you. Our next question comes from Jason Dahl from Atos(ph) Capital.

Jason Dahl - Atos Capital — Analyst

Thank you. I had a question regarding the Lehman purchase agreement. Is that a contract between Staten Island and Lehman Brothers?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

It’s between the two—between Independence and Lehman Brothers.

Jason Dahl - Atos Capital — Analyst

It’s between Independence and Lehman Brothers?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Correct.

Jason Dahl - Atos Capital — Analyst

When will that close?. Can that close? Can that be effective prior to the closing of the actual transaction?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

We expected to close at the same time however we do have the flexibility to close that earlier if necessary. But with regards to the transaction, Lehman Brothers is also entering into a flow agreement with Staten Island. So they are effectively going to be running a lot of the origination side of the business through close.

FINAL TRANSCRIPT

ICBC - Independence Commuit; Bank and Staten Island Bank Corp. Merge Conference Call

Jason Dahl - Atos Capital — Analyst

Was that solution to the mortgage business made available to other bidders or is that something that Independence came up with?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

I think bidders had their own solutions. This was a solution we were able to drive.

Jason Dahl - Atos Capital — Analyst

Thank you very much.

Operator

Thank you. Our next question comes again from Sam Sabfa(ph) from Quattro.

FT Teller - Quattro Global Capital — Analyst

Hi, it is FT Teller for Gotta—Not to belabor the questions that have been asked, I just want to clarify for my understanding on the deal terms.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

You have to speak louder.

Jed Gore - Senova Capital — Analyst

I just want to clarify my understanding on the deal terms based on the example that you gave a little while ago.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Uh-huh.

Jed Gore - Senova Capital — Analyst

If the average price is $40 and the share counts don’t change based on assumptions that we are using on the share basis, the SIB shares, then based on the example you gave earlier, is the total deal value then 2467 with the stock ratio at .4626—616 in cash?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

The total deal value would be 2467 and what was the second part of that?

Jed Gore - Senova Capital — Analyst

With—would the terms broken down, if everybody elected for stock would the terms come down to 0.4626 shares and $6.16 in cash?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Using $40?

Jed Gore - Senova Capital — Analyst

What we do we looked at your 2467, you divide it by the 10 day average of $40, get a new ratio of .6168. Everybody elects stock you get the 75/25 break down which gives you .4626 shares and $6.16 in cash. Again, forgive us for belaboring this point. But it is something we would like to work out.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Right. Yes, you are calculating it correctly.

Jed Gore - Senova Capital — Analyst

Then, on top of that. The other factor that could effectively change these terms, would that be the stock portion, just the stock portion not the cash portion going further would be the additional options that could be exercised, if there are any? It won’t change the value per share. It won’t change the value per share. It won’t change the cash amount but it could effectively change the number of shares that you receive, right?

FINAL TRANSCRIPT

ICBC - Independence Commuit; Bank and Staten Island Bank Corp. Merge Conference Call

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

Not that you receive, no. There’s a fixed amount of shares to receive. —again, I think—

Jed Gore - Senova Capital — Analyst

No, no, I understand what you are saying. So basically when you go back to your initial calculation using the .6232 that factor would changed?

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

That is correct.

Jed Gore - Senova Capital — Analyst

Okay. So that factor could be affected. Once that factor is determined, once it’s determined you go through to determine your notional of 2467.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Uh-huh.

Jed Gore - Senova Capital — Analyst

Or whatever it is on the new ratio. Then you divide that by the 10-day average, let’s say everybody elects stock, then you get your new terms with the cash and the fixed stock. And anyone who doesn’t elect would they get the under subscribed consideration or the pro rata consideration?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

I am not sure on that one. Again, I think, I think the best way to do this is we will go back. We will put some examples up on our website to help everybody out.

Jed Gore - Senova Capital — Analyst

Do you have an idea of when you might be able to do that?

Frank Baier - Independence Community Bank Corp. — Chief Financial Officer, Executive Vice President

We will do it as quickly as we can.

Jed Gore - Senova Capital — Analyst

Great. Thanks very much and congratulations on the deal.

Operator

Thank you. Just a reminder, ladies and gentlemen. If you do have a question please press star 1 on your push button phone at this time.

Thank you, if there are no further questions I will turn the conference back over to Mr. Fishman to conclude.

Alan Fishman - Independence Community Bank Corp. — President, Chief Executive Officer, Director

Again, you know, those of you who have followed us, we thank you for your interest. We welcome the new interest that comes from this transaction. This is a good thing. We are very excited about it. Our communities are going to benefit. We are going to benefit. I look forward to talking to all of you. I will put this stuff up on the web as quickly as we can.

Obviously, you have got numbers and context in the press releases. We look forward to your questions and we will talk to you all soon. Thanks very much.

Harry Doroughty - Staten Island Bancorp. Inc. — Chairman, Chief Executive Officer

Thanks everybody.

Operator

Thank you. Ladies and gentlemen this concludes our conference for today. Thank you all for participating and have a nice day. All parties may now disconnect.

FINAL TRANSCRIPT

ICBC - Independence Commuit; Bank and Staten Island Bank Corp. Merge Conference Call

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